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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEOFORMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

640475 10 7

(CUSIP Number)

Michael Mahoney

Chief Executive Officer

Global Healthcare Exchange, LLC

11000 Westmoor Circle

Westminster, Colorado 80021

(720) 887-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

Frederick C. Lowinger

Sidley Austin LLP

One S. Dearborn Street

Chicago, IL 60603

(312) 853-7000

January 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 640475 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Global Healthcare Exchange, LLC – (IRS Employer Identification Number 36-4370512)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 11,599,499*
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 11,599,499*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,599,499*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Other

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because GHX (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 3 of the Schedule 13D (as defined below). GHX expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the Voting Agreements.

**	Based on an aggregate of 20,713,395 shares of common stock outstanding as of October 7, 2005, as represented by the issuer in the Merger Agreement described in Item 3 of the Schedule 13D (as defined below).

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by Global Healthcare Exchange, LLC (“GHX”) on October 12, 2005, relates to shares of common stock, par value $.001 per share (“Common Stock”), of Neoforma, Inc., a Delaware corporation (“Neoforma” or the “Issuer”), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.	Source and Amount of Funds or Other Consideration

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

First Amendment to Merger Agreement

The Merger Agreement provided that either Neoforma or GHX may terminate the Merger Agreement under certain circumstances if the Merger were not consummated by February 28, 2006 (the “Initial End Date”), including if the required vote of the stockholders of Neoforma to adopt the Merger Agreement was not obtained by the Initial End Date. On January 20, 2006, the Merger Agreement was amended by the First Amendment to Merger Agreement among GHX, Merger Sub and Neoforma (the “Merger Agreement Amendment”). The Merger Agreement Amendment extended the Initial End Date to March 24, 2006.

References to and the descriptions of the Merger Agreement Amendment as set forth herein are not intended to be complete and are qualified in their entirety by reference to the First Amendment to Merger Agreement, a copy of which has been filed as Exhibit 1-A to this Amendment and which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to refile Exhibit 5 of the Schedule 13D to include information from which GHX no longer seeks confidential treatment.

Exhibit 1-A	First Amendment to Merger Agreement, dated as of January 20, 2006, by and among Neoforma, Inc., Global Healthcare Exchange, LLC and Leapfrog Merger Corporation (incorporated by reference to Annex A-2 to the Schedule 14A of Neoforma, Inc. (File No. 000-28715), as filed with the SEC on January 23, 2006).

Exhibit 5*	Outsourcing Agreement, dated as of October 10, 2005, among Global Healthcare Exchange, LLC, VHA Inc., University HealthSystem Consortium, Novation, LLC and Healthcare Purchasing Partners International, LLC.

*	A complete copy of Exhibit 5 has been filed separately with the Securities and Exchange Commission pursuant to an Application for Confidential Treatment. The confidential portions of Exhibit 5 have been omitted from this filing and are marked by an asterisk.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/s/ GREG NASH
Name:	Greg Nash
Title:	Vice President, Chief Financial Officer and Secretary

Dated: January 24, 2006